Exhibit 21.1

List of Subsidiaries

Calisa Acquisition Corp.

Subsidiaries	Place of Incorporation
Goodvision AI Inc.	Cayman Islands
Goodvision AI Ltd	British Virgin Islands
Goodvision Inc.	California, U.S.